082-03109




Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

March 31, 2010 and 2009

dlw 8/24

SAMIL | Samil PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd. and Subsidiaries

Consolidated Financial Statements

March 31, 2010 and 2009

CONSOLIDATED FINANCIAL STATEMENTS OF

SAMSUNG ELECTRONICS CO., LTD. AND ITS SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Auditor's Review Report

To the shareholders and Board of directors of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying consolidated interim Statement of financial position of Samsung Electronics Co., Ltd. and its subsidiaries (collectively referred to as the "Company") as of 31 March 2010 and December 31, 2009 and the related consolidated interim statements of income for the three-month periods ended March 31, 2010 and 2009, cash flows and changes in shareholders' equity for the three months then ended March 31, 2010 and 2009. These consolidated interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with the semi-annual review standard established by the securities and futures Commission of the Republic of Korea. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standard as adopted by the Republic of Korea ("Korean IFRS").

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 2 to the accompanying consolidated financial statements.

Seoul, Korea
May 27, 2010

Samil PricewaterhouseCoopers

Samil PricewaterhouseCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140 702, Korea (Yongsan P.O Box 266, 140-600) www.samil.com

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Korean won, in thousands of U.S dollars (Note 2))

	Notes	March 2010	December 2009	March 2010	December 2009
Assets					
Current Assets					
Cash and cash equivalents		₩ 9,225,243	₩ 10,149,930	$ 8,158,156	$ 8,975,884
Short-term financial instrument		10,260,100	8,629,113	9,073,311	7,630,981
Available-for-sale financial assets		1,157,988	2,104,420	1,024,043	1,861,001
Trade and other receivables		18,893,998	19,796,779	16,708,523	17,506,879
Advances		1,407,066	1,566,921	1,244,310	1,385,675
Prepaid expenses		1,820,678	1,460,449	1,610,080	1,291,518
Inventories	4	11,716,180	9,839,329	10,360,966	8,701,211
Other current assets		815,449	664,356	721,126	587,510
Total current assets		55,296,702	54,211,297	48,900,515	47,940,659
Non-current assets					
Available-for-sale financial assets	5	1,862,473	1,489,138	1,647,040	1,316,889
Associates and joint ventures	6	7,543,083	7,334,705	6,670,572	6,486,297
Property, plant and equipment	7	44,029,023	43,560,295	38,936,172	38,521,662
Intangible assets	8	1,775,004	1,256,008	1,569,689	1,110,725
Deposits		590,395	582,148	522,104	514,811
Long-term prepaid expenses		2,777,463	2,440,608	2,456,193	2,158,302
Deferred income tax assets		997,433	1,051,601	882,060	929,962
Other non-current assets		224,219	253,989	198,282	224,610
Total assets		₩ 115,095,795	₩112,179,789	$ 101,782,627	$ 99,203,917

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Korean won, in thousands of U.S dollars (Note 2))

	Notes	March 2010	December 2009	March 2010	December 2009
Liabilities and Equity					
Current liabilities					
Trade and other payables		₩ 17,237,037	₩ 13,542,626	$ 15,243,223	$ 11,976,146
Short-term borrowings	9	6,741,465	7,780,007	5,961,678	6,880,091
Advance received		617,029	1,283,314	545,657	1,134,873
Withholdings		706,001	844,918	624,338	747,186
Accrued expenses		3,999,688	5,945,348	3,537,043	5,257,648
Income tax payable		1,175,892	1,124,423	1,039,876	994,361
Current portion of long-term debt	9, 10	823,620	234,327	728,352	207,222
Provisions	11	3,586,335	3,205,865	3,171,502	2,835,042
Other current liabilities		280,608	243,596	248,150	215,418
Total current liabilities		35,167,675	34,204,424	31,099,819	30,247,987
Non-current liabilities					
Debentures	10	220,357	224,183	194,868	198,252
Long-term borrowings	9	465,595	1,156,094	411,739	1,022,368
Long-term other payables		1,456,545	1,120,982	1,288,066	991,318
Long-term accrued expenses		107,263	151,643	94,856	134,102
Retirement benefit obligation		775,575	751,267	685,864	664,368
Deferred income tax liabilities		1,351,944	1,249,964	1,195,564	1,105,380
Provisions	11	280,718	244,443	248,247	216,168
Other non-current liabilities		31,175	31,587	27,570	27,934
Total liabilities		39,856,847	39,134,587	35,246,593	34,607,877

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Korean won, in thousands of U.S dollars (Note 2))

	Notes	March 2010	December 2009	March 2010	December 2009
Equity attributable to owners of the parent					
Preferred stock	13	119,467	119,467	688,050	688,050
Common stock	13	778,047	778,047	105,648	105,648
Share premium	13	4,403,893	4,403,893	3,894,493	3,894,493
Retained earnings	14	73,967,134	71,065,247	65,411,332	62,845,107
Other reserve	15	(7,450,838)	(6,801,601)	(6,588,996)	(6,014,857)
Non-controlling interests		3,421,245	3,480,149	3,025,508	3,077,599
Total equity		75,238,948	73,045,202	66,536,035	64,596,040
Total liabilities & equity		₩ 115,095,795	₩ 112,179,789	$ 101,782,628	$ 99,203,917

The notes form an integral part of this consolidated interim financial information.

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Korean won, in thousands of U.S dollars(Note 2))

		For the three-months ended March 31			
	Notes	2010	2009	2010	2009
Revenue		₩34,638,070	₩28,670,961	$ 30,631,473	$ 25,354,582
Cost of sales		23,008,609	21,801,665	20,347,195	19,279,860
Gross profit		11,629,461	6,869,296	10,284,278	6,074,722
Research and development expenses		2,052,865	1,643,632	1,815,409	1,453,513
Selling, general and administrative expenses	16	5,541,301	4,748,276	4,900,337	4,199,041
Other operating income	17	589,013	213,076	520,881	188,430
Other operating expenses	17	218,696	97,443	193,400	86,172
Operating profit		4,405,612	593,021	3,896,013	524,426
Share of profit or loss of associates and joint ventures	6	461,694	327,977	408,290	290,040
Finance income		1,452,027	3,543,591	1,284,071	3,133,702
Finance expense		1,346,430	3,661,463	1,190,688	3,237,940
Profit before income tax		4,972,903	803,126	4,397,686	710,228
Income tax expense	18	979,133	220,896	865,876	195,345
Profit for the period		₩3,993,770	₩ 582,230	$ 3,531,809	$ 514,883
Profit attributable to owners of the parent		4,016,443	589,985	3,551,860	521,741
Profit attributable to non-controlling interests		(22,673)	(7,755)	(20,050)	(6,858)
Earnings per share for profit attributable to the owners of the parent	19				
- Basic (in Korean won)		₩ 27,103	₩ 4,013	$ 23.97	$ 35.49
- Diluted (in Korean won)		₩ 26,963	₩ 3,982	$ 23.84	$ 35.21

The notes form an integral part of this consolidated interim financial information

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Korean won, in thousands of U.S dollars (Note 2))

		For the three-months ended March 31			
	Notes	2010	2009	2010	2009
Profit for the period		₩ 3,993,770	₩ 582,230	$ 3,531,809	$ 514,883
Available-for-sale financial assets,		164,013	136,058	145,042	120,320
Share of associates and joint ventures		(98,557)	24,703	(87,157)	21,846
Foreign currency translation		(731,604)	723,612	(646,979)	639,913
Tax effect of items recognized directly in other comprehensive income		(46,397)	(58,381)	(41,030)	(51,628)
Consolidated comprehensive income		₩ 3,281,225	₩ 1,408,222	$ 2,901,685	$ 1,245,333
Consolidated comprehensive income attributable to :					
Owners of the parent		₩ 3,326,556	₩ 1,379,840	$ 2,941,773	$ 1,220,234
Non-controlling interests		(45,331)	28,382	(40,088)	25,099
		₩ 3,281,225	₩ 1,408,222	$ 2,901,685	$ 1,245,333

The notes form an integral part of this consolidated interim financial information

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions of Korean won, in thousands of U.S dollars (Note 2))

2009 1Q KRW	Preferred stock	Common stock	Share premium	Retained earnings	Other reserves	Equity attributable to owners of the parent	Non-controlling interests	Total
Balance at January 1, 2009	₩ 119,467	₩ 778,047	₩ 4,403,893	₩62,281,216	₩ (6,607,692)	₩ 60,974,931	₩ 2,485,454	₩ 63,460,385
Profit for the period	-	-	-	589,985	-	589,985	(7,755)	582,230
Other comprehensive income:								
Available-for-sale financial assets	-	-	-	-	109,389	109,389	(171)	109,218
Share of associates and joint ventures	-	-	-	-	24,703	24,703	-	24,703
Foreign currency translation	-	-	-	-	655,761	655,761	36,310	692,071
Total other comprehensive income	-	-	-	-	789,853	789,853	36,139	825,992
Transactions with owners:								
Dividends	-	-	-	(735,441)	-	(735,441)	(353)	(735,794)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	-	-	-	-	-	199,520	199,520
Effect of business combination	-	-	-	-	-	-	722,375	722,375
Disposal of treasury stock	-	-	-	-	32,468	32,468	-	32,468
Stock option activities	-	-	-	-	(11,712)	(11,712)	-	(11,712)
Others	-	-	-	(845)	35,431	34,586	432	35,018
Total transactions with owners	-	-	-	(736,286)	56,187	(680,099)	921,974	241,875
Balance at March 31, 2009	₩ 119,467	₩ 778,047	₩ 4,403,893	₩62,134,915	₩ (5,761,652)	₩ 61,674,670	₩ 3,435,812	₩ 65,110,482

The notes form an integral part of this consolidated interim financial information

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions of Korean won, in thousands of U.S dollars(Note 2))

2009 1Q USD	Preferred stock	Common stock	Share premium	Retained earnings	Other reserves	Equity attributable to owners of the parent	Non-controlling interests	Total
Balance at January 1, 2009	$ 105,648	$ 688,050	$ 3,894,493	$ 55,077,128	$ (5,843,378)	$ 53,921,941	$ 2,197,961	$ 56,119,902
Profit for the period	-	-	-	521,741	-	521,741	(6,858)	514,883
Other comprehensive income:								
Available-for-sale financial assets	-	-	-	-	96,736	96,736	(151)	96,585
Share of associates and joint ventures	-	-	-	-	21,846	21,846	-	21,846
Foreign currency translation	-	-	-	-	579,909	579,909	32,110	612,019
Total other comprehensive income	-	-	-	-	698,491	698,491	31,959	730,450
Transactions with owners:								
Dividends	-	-	-	(650,372)	-	(650,372)	(312)	(650,684)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	-	-	-	-	-	176,441	176,441
Effect of business combination	-	-	-	-	-	-	638,818	638,818
Disposal of treasury stock	-	-	-	-	28,712	28,712		28,712
Stock option activities	-	-	-	-	(10,357)	(10,357)	-	(10,357)
Others	-	-	-	(748)	31,333	30,585	382	30,967
Total transactions with owners				(651,120)	49,688	(601,432)	815,329	213,897
Balance at March 31, 2009	$ 105,648	$ 688,050	$ 3,894,493	$ 54,947,749	$ (5,095,199)	$ 54,540,741	$ 3,038,391	$ 57,579,132

The notes form an integral part of this consolidated interim financial information

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions of Korean won, in thousands of U.S dollars(Note 2))

2010 1Q KRW	Preferred stock	Common stock	Share premium	Retained earnings	Other reserves	Equity attributable to owners of the parent	Non-controlling interests	Total
Balance at January 1, 2010	₩ 119,467	₩ 778,047	₩ 4,403,893	₩71,065,247	₩ (6,801,601)	₩ 69,565,053	₩ 3,480,149	₩ 73,045,202
Profit for the period	-	-	-	4,016,443	-	4,016,443	(22,673)	3,993,770
Other comprehensive income								
Available-for-sale financial assets	-	-	-	-	123,109	123,109	615	123,724
Share of associates and joint ventures	-	-	-	-	(94,337)	(94,337)	-	(94,337)
Foreign currency translation	-	-	-	-	61,269	61,269	-	61,269
Total other comprehensive income	-	-	-	-	90,041	90,041	615	90,656
Transactions with owners								
Dividends	-	-	-	(1,111,931)	-	(1,111,931)	(14,623)	(1,126,554)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	-	-	-	-	-	52	52
Disposal of treasury stock	-	-	-	-	(718,659)	(718,659)	(23,273)	(741,932)
Stock option activities	-	-	-	-	(20,769)	(20,769)	-	(20,769)
Others	-	-	-	(2,625)	150	(2,475)	998	(1,477)
Total Transactions with owners	-	-	-	(1,114,556)	(739,278)	(1,853,834)	(36,846)	(1,890,680)
Balance at March 31, 2010	₩ 119,467	₩ 778,047	₩ 4,403,893	₩73,967,134	₩ (7,450,838)	₩ 71,817,703	₩ 3,421,245	₩ 75,238,948

The notes form an integral part of this consolidated interim financial information

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In millions of Korean won, in thousands of U.S dollars(Note 2))

2010 1Q USD	Preferred stock	Common stock	Share premium	Retained earnings	Other reserves	Equity attributable to owners of the parent	Non-controlling interests	Total
Balance at January 1, 2010	$ 105,648	$ 688,050	$ 3,894,493	$ 62,845,107	$ (6,014,857)	$ 61,518,441	$ 3,077,599	$ 64,596,040
Profit for the period	-	-	-	3,551,860	-	3,551,860	(20,050)	3,531,809
Other comprehensive income:								
Available-for-sale financial assets	-	-	-	-	108,869	108,869	544	109,413
Share of associates and joint ventures	-	-	-	-	(83,425)	(83,425)	-	(83,425)
Foreign currency translation	-	-	-	-	(635,531)	(635,531)	(20,581)	(656,112)
Total other comprehensive income	-	-	-	-	(610,087)	(610,087)	(20,037)	(630,124)
Transactions with owners:								
Dividends	-	-	-	(983,314)	-	(983,314)	(12,932)	(996,245)
Change in ownership interests, including new stock issues by consolidated subsidiaries	-	-	-	-	-	-	46	46
Disposal of treasury stock	-	-	-	-	54,182	54,182	-	54,182
Stock option activities	-	-	-	-	(18,367)	(18,367)	-	(18,367)
Others	-	-	-	(2,321)	132	(2,189)	882	(1,306)
Total Transactions with owners	-	-	-	(985,635)	35,947	(949,688)	(12,004)	(961,690)
Balance at March 31, 2010	$ 105,648	$ 688,050	$ 3,894,493	$ 65,411,332	$ (6,588,997)	$ 63,510,526	$ 3,025,508	$ 66,536,035

The notes form an integral part of this consolidated interim financial information

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Korean won, in thousands of U.S dollars (Note 2))

	Note	For the three months ended March 31			
		2010	2009	2010	2009
Cash flows from operating activities					
Profit for the period		₩ 3,993,770	₩ 582,230	$ 3,531,809	$ 514,883
Adjustments	20	4,628,708	4,739,555	4,093,304	4,191,329
Net working capital	20	(2,662,687)	(1,229,373)	(2,354,693)	(1,087,171)
Cash flows from operating activities		5,959,791	4,092,412	5,270,420	3,619,041
Interest received		103,210	98,874	91,272	87,437
Interest paid		(130,177)	(145,514)	(115,119)	(128,682)
Dividend received		171,020	265,449	151,238	234,744
Income tax paid		(877,427)	(694,014)	(775,935)	(613,736)
Net cash generated from Operating activities		5,226,417	3,617,207	4,621,876	3,198,804
Cash flows from investing activities					
Net decrease (increase) in short-term financial instruments		(1,655,820)	619,795	(1,464,291)	548,103
Proceeds from disposal of short-term available-for-sale securities		1,908,067	935,104	1,687,360	826,940
Acquisition of short-term available-for-sale securities		(950,000)	(522,497)	(840,113)	(462,060)
Proceeds from disposal of long -term available-for-sale securities		1,608	639	1,422	565
Acquisition of long-term available-for-sale securities		(217,166)	(680)	(192,046)	(601)
Proceeds from disposal of associates and joint ventures		2,463	-	2,178	-
Purchases of property and equipment		(4,141,530)	(1,737,699)	(3,662,478)	(1,536,699)
Disposal of property and equipment		680,031	21,633	601,372	19,131
Purchases of intangible assets		(601,597)	(187,383)	(532,010)	(165,708)
Disposal of intangible assets		6,337	4,884	5,604	4,319
Payment for deposits		(183,096)	(199,324)	(161,917)	(176,268)
Proceeds from deposits		166,430	234,367	147,179	207,258
Others		(182,140)	25,042	(161,072)	22,145
Net cash used in investing activities		(5,166,413)	(806,119)	(4,568,812)	(712,875)

Samsung Electronics Co., Ltd. and its subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of Korean won, in thousands of U.S dollars (Note 2))

	Note	For the three months ended March 31			
		2010	2009	2010	2009
Cash flows from financing activities					
Payment of dividends		₩ (13,287)	₩ (32,111)	$ (11,750)	$ (28,397)
Disposal of treasury stock		42,451	21,022	37,541	18,590
Repayment of debentures and borrowings		(1,146,526)	(815,499)	(1,013,907)	(721,170)
Others		11,618	27,974	10,274	24,739
Net cash provided by(used in) financing activities		(1,105,744)	(798,614)	(977,842)	(706,238)
Effect of exchange rate changes on cash and cash equivalents		121,053	211,423	107,050	186,967
Net increase in cash and cash equivalents from changes in consolidated subsidiaries		-	294,604	-	260,527
Net increase in cash and cash equivalents		(924,687)	2,518,501	(817,728)	2,227,185
Cash and cash equivalents					
Beginning of the period		10,149,930	6,904,366	8,975,884	6,105,736
End of the period		₩ 9,225,243	₩ 9,422,867	$ 8,158,156	$ 8,332,921

The notes form an integral part of this consolidated interim financial information

The US dollar figures are provided for information purpose only and do not form part of audited consolidated financial statements refer to Note 2.

Samsung Electronics Co., Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General Information

These consolidated financial statements are prepared in accordance with Korean IFRS 1027, '*Consolidated and Separate Financial Statements*'. Samsung Electronics Co., Ltd., the parent Company, has 119 subsidiaries including S-LCD and Samsung Electronics America, and 24 associates and joint ventures including Samsung SDI.

Samsung Electronics Co., Ltd. ("SEC") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, LCDs, telecommunication products, digital media products.

As of March 31, 2010, the Company's shares are listed on the Korea Stock Exchange, and its global depository receipts are listed on the London and Luxembourg Stock Exchange. The Company is domiciled in the Republic of Korea and the address of its registered office is Suwon, the Republic of Korea.

Outlined below is a full list of SEC's consolidated subsidiaries:

Area	Subsidiaries
Korea	Samsung Gwangju Electronics, STECO, SEMES, Samsung Electronics Service, Living Plaza, Samsung Electronics Logitech, Secron, S-LCD, Samsung Electronics Hainan Fiberoptics Korea (SEHF-K), Samsung Electronics Football Club, Samsung Mobile Display, World Cyber Games, Samsung Venture Capital Union #6, #7 and #14
America	Samsung Electronics Canada (SECA), Samsung Electronics America (SEA), Samsung Electronics Latinoamerica (SELA), Samsung Electronics Mexico (SEM), Samsung Electronics Argentina (SEASA), Samsung Receivables (SRC), Samsung Semiconductor (SSI), Samsung Information Systems America (SISA), Samsung Telecommunications America (STA), Samsung International (SII), Samsung Austin Semiconductor (SAS), Samsung Mexicana (SAMEX), Samsung Electronics Latinoamerica Miami (SEMI), Samsung Electronica Columbia (SAMCOL), Samsung Electronica da Amazonia (SEDA), SEMES America (SEMESA), Samsung Electronics Chile (SECH), Samsung Electornics Peru (SEPR)
Europe	Samsung Electronics Iberia (SESA), Samsung Electronics Nordic (SENA), Samsung Electronics Hungarian (SEH), Samsung Electronics Portuguesa (SEP), Samsung Electronics France (SEF), Samsung Electronics (UK) (SEUK), Samsung Electronics Holding (SEHG), Samsung Electronics Italia (SEI), Samsung Electronics South Africa (SSA), Samsung Electronics Benelux (SEBN), Samsung Electronics LCD Slovakia (SELSK), Samsung Electronics Polska (SEPOL), Samsung Semiconductor Europe (SSEL), Samsung Electronics GmbH (SEG), Samsung Semiconductor Europe GmbH (SSEG), Samsung Electronics Austria (SEAG), Samsung Electronics Overseas (SEO), Samsung Electronics Europe Logistics (SELS), Samsung Electronics Rus (SER), Samsung Electronics Rus Company (SERC), Samsung Electronics Slovakia (SESK), Samsung Russia Service Center (SRSC), Samsung Electronics Rus Kaluga (SERK), Samsung Electronics Baltics (SEB), Samsung Electronics Ukraine Company (SEUC),

	Samsung Eletronics KZ and Central Asia (SEKZ), Samsung Semiconductor Israel R&D Center (SIRC), Samsung Gulf Electronics (SGE), Samsung Electronics Ukraine (SEU), Samsung Electronics Limited (SEL), Samsung Telecoms (UK) (STUK), Samsung Electronics Kazakhstan (SEK), Samsung Electronics Turkey (SETK), Samsung Electronics Levant (SELV), Samsung Electronics Romania (SEROM), Samsung Electronics Czech and Slovak (SECZ), Samsung Electronics European Holding (SEEH), Samsung Electronics Morocco (SEMRC), Samsung Electronics Poland Manufacturing (SEPM), Samsung Electronics West Africa (SEWA)
Asia	Samsung Yokohama Research Institute (SYRI), Samsung Electronics Australia (SEAU), Samsung Electronics Indonesia (SEIN), Samsung Asia (SAPL), Samsung Electronics Asia Holding (SEAH), Samsung Electronics Display (M) (SDMA), Samsung Electronics (M) (SEMA), Samsung Vina Electronics (SAVINA), Samsung India Electronics (SIEL), Thai Samsung Electronics (TSE), Samsung Electronics Philippines (SEPCO), Batino Realty Corporation (BRC), Samsung Electronics Philippines Manufacturing (SEPHIL), Samsung Japan (SJC), Samsung Telecommunications Indonesia (STIN), Samsung Malaysia Electronics (SME), Samsung Electronics Vietnam (SEV), Samsung India Software Operations (SISO), Samsung Telecommunications Japan (STJ), Samsung Telecommunications Malaysia (STM)
China	Samsung Electronics Hong Kong (SEHK), Samsung Electronics Taiwan (SET), Samsung Electronics Huizhou (SEHZ), Samsung Electronics (Shandong) Digital Printing (SSDP), Samsung Electronics Suzhou Semiconductor (SESS), Suzhou Samsung Electronics (SSEC), Samsung Suzhou Electronics Export (SSEC-E), Samsung (China) Investment (SCIC), Tianjin Samsung Electronics (TSEC), Tianjin Samsung Electronics Display (TSED), Tianjin Tongguang Samsung Electronics (TTSEC), Tianjin Samsung Telecom Technology (TSTC), Samsung Electronics Suzhou LCD (SESL), Samsung Electronics Suzhou Computer(SESC), Shanghai Samsung Semiconductor (SSS), Shenzhen Samsung Kejian Mobile Telecommunication Technology (SSKMT), Samsung Electronics Hainan Fiberoptics (SEHF), Samsung Electronics (Beijing) Service (SBSC), Samsung Semiconductor (China) R&D (SSCR), Beijing Samsung Telecom R&D Center (BST), Samsung Electronics Shanghai Telecommunication (SSTC), Samsung Electronics Shenzhen (SESZ), Samsung Electronics China R&D Center (SCRC), Dongguan Samsung Mobile Display (DSMD), Tianjin Samsung Mobile Display (TSMD), Samsung Guangzhou Mobile R&D Center (SGMC)

2. Summary of Significant Accounting Policies

Pursuant to Article 7-2, Decree of The Act on External Audit of Corporations in Republic of Korea, the Company first adopted the International Financial Reporting Standards as adopted by Republic of Korea ("Korean IFRS") from January 1, 2010 (the date of transition: January 1, 2009). These standards have been consistently applied to 2009 comparative financial information presented.

The principles used in the preparation of these financial statements are based on Korean IFRS and interpretations effective as of March 31, 2010 or standards that will be enforceable after March 31, 2010 but for which the Company has decided to make an early application.

Principal adjustments made by the Company in restating its previously published financial statements in accordance with generally accepted accounting principle in the republic of Korea ("Korean GAAP") are described in Note 3.

This condensed consolidated interim financial information for the three month ended 31 March, 2010 has been prepared in accordance with Korean IFRS 1034, *'Interim financial reporting'*.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below:

2.1 Basis of presentation

The Company prepares its financial statements in accordance with International Financial Reporting Standards as adopted by Korea ("Korean IFRS"). These are those standards, subsequent amendments and related interpretations issued by the IASB that have been adopted by Korea.

First-time adoption of Korean IFRS is set out under Korean IFRS 1101, *First-time Adoption of International Financial Reporting*. Korean IFRS 1101 requires application of the same accounting policies to the opening statement of financial position and for the periods when the first comparative financial statements are disclosed. In addition, mandatory exceptions and optional exemptions which have been applied by the Company are described in Note 3.

There are a number of standards, amendments and interpretations, which have been issued but not yet come into effect. The Company does not expect that the adoption of these new standards, interpretations and amendments will have a material impact on the financial condition and results of operations.

2.2 Consolidation

(a) Subsidiaries

The Consolidated financial statements include the accounts of SEC and its controlled subsidiaries. Control over a subsidiary is presumed to exist when the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered in determining whether the Company controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Company and de-consolidated from the date which control ceases to exist.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income. All inter-company transactions and balances are eliminated as part of the consolidation process. For each business combination, the Company shall measure any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

(b) Transactions and non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. And changes in a parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners).

(c) Associated companies and joint ventures

Investments in companies in which the Company does not have the ability to directly or indirectly control the financial and operating decisions, but does possess the ability to exercise significant influence, are accounted for using the equity method. Generally, it is presumed that if at least 20% of the voting stock and or potential voting rights is owned, significant influence exists. The Company's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss. Investments in companies in which the Company has joint control are also accounted for using the equity method.

The Company's share of its associates' and joint ventures post-acquisition profits or losses is recognized in the statement of income and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company's share of losses in an associate equals or exceeds its interest

in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealized gains and loss on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates and joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

Any dilution gains and losses arising in investments in associates and joint ventures are recognized in the statement of income.

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which an entity operates ('the functional currency'). The consolidated financial statements are presented in Korean won, which is the SEC's functional currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the exchange rate at the end of the reporting period of monetary assets denominated in foreign currencies are recognized in the statement of income, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale financial assets are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Translation differences on non-monetary financial assets such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in other comprehensive income.

(c) Foreign subsidiaries

The results and financial position of all the foreign entities that have a functional currency different from the presentation currency of the Company are translated into the presentation currency as follows:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting date;

Income and expenses for each statement of income are translated at average exchange rates, unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and all resulting exchange differences are recognized in other comprehensive income and presented as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are are recognized in other comprehensive income and presented as a separate component of equity. When a foreign operation is partially disposed of or sold, the exchange differences that were recorded in equity are recognized in the statement of income where there is a loss of control.

2.4 Critical estimates and judgements

The preparation of consolidated financial statements requires management to exercise significant judgment and assumptions based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts to deliver installation services. Use of the percentage-of-completion method requires the company to estimate the services performed to date as a proportion of the total services to be performed. Revenues and earnings are subject to significant change, effected by early steps in a long-term projects, change in scope of a project, cost, period, and plans of the customers.

(b) Provision for warranty

The Company recognizes provision for warranty at the point of recording related revenue. The company accrues provision for warranty based on the best estimate of amounts necessary to settle future and existing claims on products sold as of each balance sheet date. Continuous release of products, that are more technologically complex, and changes in local regulations and customs could result in additional allowances being required in future periods.

(c) Estimated impairment of goodwill

The Company tests at the end of each reporting period whether goodwill has suffered any impairment in accordance with the accounting policy described in Note 2.12. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(d) Legal contingencies

Legal proceedings covering a wide range of matters are pending or threatened in various jurisdictions against the Company. Provisions are recorded for pending litigation when it is determined that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates.

2.5 Cash flow statements

Cash flow statements are prepared using the indirect method. Foreign currency cash flows have been translated into Korean Won using the weighted average rates of exchange for the period under consideration.

2.6 Cash and cash equivalents

The Company considers all highly liquid investments with less than three months maturity from the date of acquisition to be cash equivalents. Bank overdrafts are considered as short-term borrowings in the statement of financial position and treated as financing activities in the cash flow statements, unless the overdraft is repayable on demand and used for cash management purposes only, in which case the overdraft is treated as cash and cash equivalents in the cash flow statement.

2.7 Financial assets

1) Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale, and held to maturity investments. The classification depends on the terms of the instruments and purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period; such loans and receivables are classified as non-current assets.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless an investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

(d) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

2) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held to maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are presented in the statement of income in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income when the Company's right to receive payments is established.

Equity instruments of which the fair value cannot be measured reliably are recognized as cost. Changes in the fair value of monetary securities denominated in a foreign currency and classified as available for sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in other comprehensive income. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in other comprehensive income.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously recognized in equity are transferred to the statement of income. Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of finance income. Dividends on available-for sale equity instruments are recognized in the statement of income as part of other operating income when the Company's right to receive payments is established.

3) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4) Impairment of financial assets

(a) Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment loss is incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of income. As a practical expedient, the Company may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of income.

(b) Assets classified as available-for-sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity instruments recognized in the consolidated statement of income are not reversed through the consolidated statement of income. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

2.8 Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the Company if longer), they are classified as current assets. If not, they are presented as noncurrent assets. Non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables is established based on a periodic review of all outstanding amounts when there is evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that a trade receivable is impaired. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of loss is recognized in the statement of income within selling, general and administrative expenses. When a trade receivable is uncollectible, bad debts are written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling, general and administrative expenses in the statement of income.

In the event of sale of receivables and factoring, the Company derecognizes receivables when the Company has given up control or continuing involvement.

2.9 Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the average cost method, except for materials-in-transit. The cost of finished goods and work in progress comprises design costs, raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). It excludes costs of idle plant, and abnormal waste. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Inventories are reduced for the estimated losses arising from excess, obsolescence, and the decline in value. This reduction is determined by estimating market value based on future customer demand. The losses on inventory obsolescence are recorded as a part of cost of sales.

2.10 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

Capitalized interest is added to the cost of the underlying assets. The acquisition cost of property, plant and equipment acquired under a finance lease is determined at the lower of the present value of the minimum lease payments and the fair market value of the leased asset at the inception of the lease. Property, plant and equipment acquired under a finance lease, leasehold improvements are depreciated over the shorter of the

lease term or useful life.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the statement of income

2.11 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b) Capitalized development costs

The Company capitalizes certain development costs when outcome of development plan is for practical enhancement, probability of technical and commercial achievement for the development plans are high, and the necessary cost is reliably estimable. Capitalized costs, comprising direct labor and related overhead, are amortized by straight-line method over their useful lives. In presentation, accumulated amortization amount and accumulated impairment amount are deducted from capitalized costs associated with development activities.

(c) Other intangible assets

Patents, trademarks, software licenses for internal use are capitalized and amortized using straight-line method over their useful lives, generally 5 to 10 years. Certain club membership is regarded as having an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity; such asset is not amortized. Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down its recoverable amount.

2.12 Impairment of non-financial assets

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.13 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs. Borrowings are subsequently measured at amortized cost; any difference between cost and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. If the Company has an indefinite right to defer payment for a period longer than 12 months after the end of the reporting date, such liabilities are recorded as non-current liabilities. Otherwise, they are recorded as current liabilities

2.14 Employee benefits

(a) Retirement benefit obligation

The Company has either defined benefit or defined contribution plans at respective company level. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses are recognized using the corridor approach. The company recognizes actuarial gains and losses in excess of a de minimis over the remaining working lives of employees. The de minimis amount, which is also referred to as the 'corridor limit', is the greater of ten per cent of the present value of the defined benefit obligation at the end of the previous reporting period (before deducting plan assets) and

ten per cent of the fair value of any plan assets at that date.

For defined contribution plans, the Company pays contributions on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

2.15 Provisions

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

2.16 Leases

The Company leases certain property, plant and equipment. Lease of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the outstanding balance. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are

classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.17 Derivative instruments

All derivative instruments are accounted for at fair value with the resulting valuation gain or loss recorded as an asset or liability. If the derivative instrument is not designated as a hedging instrument, the gain or loss is recognized in the statement of income in the period of change.

Fair value hedge accounting is applied to a derivative instrument with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. Hedge accounting is applied when the derivative instrument is designated as a hedging instrument and the hedge accounting criteria have been met. The gain or loss, both on the hedging derivative instrument and on the hedged item attributable to the hedged risk, is reflected in the statement of income.

2.18 Dividend distribution

Dividend distribution to SEC's shareholders is recognized as a liability in the Company's consolidated financial statements in the period in which the dividends are declared.

2.19 Share-based compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued and charged to expense over the vesting period, with a corresponding increase in a separate component of equity.

2.20 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company.

The Company recognizes revenue when specific recognition criteria have been met for each of the Company's activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(a) Sales of goods

Sales of products and merchandise are recognized upon delivery when the significant risks and rewards of ownership of goods have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. The Company records reductions to revenue for special pricing arrangements, price protection and other volume based discounts. If

product sales are subject to customer acceptance, revenue is not recognized until customer acceptance occurs.

(b) Sales of services

Revenues from rendering services are generally recognized using the percentage-of-completion method, based on the percentage of costs to date compared to the total estimated costs, contractual milestones or performance.

The Company enters into transactions involving multiple components consisting of any combination of goods, services, etc. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration received from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Company determines the fair value of each component by taking into consideration factors such as the price when component or a similar component is sold separately by the Company or a third party.

(c) Other sources of revenue

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Royalty income is recognized on an accruals basis in accordance with the substance of the relevant agreements. Dividend income is recognized when the right to receive payment is established.

2.21 Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with the conditions attached. Government grants relating to income are deferred and recognized in the statement of income over the period necessary to match them with the income that they are intended to compensate. Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of income on a straight-line basis over the expected lives of the related assets.

2.22 Income tax expense and deferred taxes

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company's subsidiaries and associates operate and generate

taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.23 Earnings per share

Basic earnings per share is calculated by dividing net profit for the period available to common shareholders by the weighted-average number of common shares outstanding during the year. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

2.24 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments, has been identified as the company's Management Committee.

2.25 Convenience translation into United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts provided in the financial statements represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩ 1,130 to US$1, the exchange rate in effect on March 31, 2010. Such presentation is not in accordance with generally accepted accounting principles, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

3. Transition to International Financial Reporting Standards as Adopted by the Republic of Korea from Generally Accepted Accounting Principle in the Republic of Korea.

The Company adopted Korean IFRS from the fiscal year 2010 (the date of first-time adoption to Korean IFRS: January 1, 2010). The comparison year, 2009,is restated in accordance with Korean IFRS 1101, *First-time adoption of international financial reporting standards* (the date of transition to Korean IFRS: January 1, 2009).

Significant differences in accounting policies

Significant differences between the accounting policies chosen by the Company under Korean IFRS and under previous Korean GAAP are as follows:

(a) First time adoption of Korean IFRS
The Company elected the following exemptions upon the adoption of Korean IFRS in accordance with Korean IFRS 1101, *First-time adoption of international financial reporting standards*:

(1) Business combinations: Past business combinations that occurred before the date of transition to Korean IFRS will not be retrospectively restated under Korean IFRS 1103, *Business combinations.*

(2) Fair value as deemed cost: The Company elects to measure certain land assets at fair value at the date of transition to Korean IFRS and use the fair value as its deemed cost. Valuations were made on the basis of recent market transactions on the arm's length terms by independent valuers.

(3) Cumulative translation differences: All cumulative translation gains and losses arising from foreign subsidiaries and associates as of the date of transition to Korean IFRS are reset to zero.

(b) Employee benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with SEC, its Korean subsidiaries and certain foreign subsidiaries, based on their length of service and rate of pay at the time of termination. Under the previous severance policy pursuant to Korean GAAP, Accrued severance benefits represented the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the

reporting period. However, under Korean IFRS, the liability is determined based on the present value of expected future payments calculated and reported using actuarial assumptions.

(c) Capitalization of development costs
Under Korean GAAP the Company recorded expenditures related to research and development activities as current expense. Under Korean IFRS if such costs related to development activities meet certain criteria they are recorded as intangible assets.

(d) Goodwill or bargain purchase arising from business combinations
Under Korean GAAP, the Company amortizes goodwill or recognizes a gain in relation to bargain purchase (negative goodwill[1]) acquired as a result of business combinations on a straight-line method over five years from the year of acquisition. Under Korean IFRS, goodwill is not amortized but reviewed for impairment annually. Bargain purchase is recognized immediately in the statement of income. The impact of this adjustment is included within "other" adjustment in the tables below.

[1] Negative goodwill under Korean GAAP is referred to as bargain purchase under Korean IFRS

(e) Derecognition of financial assets
Under Korean GAAP, when the Company transferred a financial asset to financial institutions and it was determined that control over the asset has been transferred the Company derecognized the financial asset. Under Korean IFRS, if the Company retains substantially all the risk and rewards of ownership of the asset, the asset is not derecognized but instead the related cash proceeds are recognized as financial liabilities.

(f) Deferred Tax
Under Korean GAAP, deferred tax assets and liabilities were classified as either current or non-current based on the classification of their underlying assets and liabilities. If there are no corresponding assets or liabilities, deferred tax assets and liabilities were classified based on the periods the temporary differences were expected to reverse. Under Korean IFRS, deferred tax assets and liabilities are all classified as non-current on the statement of financial position. As a result, there is an increase in the amount of deferred tax assets and liabilities offset against each other under Korean IFRS.

In addition, there is a difference between Korean IFRS and Korean GAAP in terms of recognition of deferred tax assets or liabilities relating to investments in subsidiaries. Under Korean GAAP there is specific criteria as to when deferred tax assets and liabilities relating to investments in subsidiaries should be recognized, whereas under Korean IFRS, the related deferred tax assets or liabilities are recognized according to sources of reversal of the temporary differences.

(g) Changes in scope of consolidation

At the date of transition, changes in the scope of consolidation as a result of adoption of Korean IFRS are as follows:

Changes	Description	Name of Entity
Newly added	Under the former *'Act on External Audit of Stock companies' in the Republic of Korea*, companies those whose total assets are less than 10 billion Korean won were not subject to consideration, but they are subject to consolidation under Korean IFRS.	World Cyber Games, Samsung Electronics Football Club SEMES America, Samsung Electronics Ukraine, Samsung Electronics Romania, Samsung Electronics Kazakhstan, Samsung Electronics Czech and Slovak s.r.o. Samsung Electronics Levant, Samsung Electronics European Holding, Batino Realty Corporation, Samsung Telecommunications Malaysia, Samsung Electronics Shenzhen, Samsung Electronics China R&D Center, Samsung Electronics Limited, Samsung Electronics Poland Manufacturing, Samsung Telecoms(UK)
Newly added	Under Korean GAAP, a union is not regarded as a legal entity and excluded from scope of consolidation. However, it is subject to consolidation under Korean IFRS	Samsung Venture Capital Union #6, #7 and #14
Excluded	Under Korean GAAP, entities where the Company owns more than 30% of shares and is the largest shareholder with the largest voting rights were included in scope of consolidation. Under Korean IFRS, such entities are not subject to consolidation unless control over the entity is established.	Samsung Card

The effects of the adoption of Korean IFRS on financial position, comprehensive income and cash flows of the Company

(a) Adjustments to the statement of financial position as of the date of transition, January 1, 2009.

(In millions of Korean won)	Asset	Liabilities	Equity
Korean GAAP	₩ 105,300,650	₩ 42,376,696	₩ 62,923,954
Adjustments:			
Change in scope of consolidation	(12,972,168)	(10,649,400)	(2,322,768)
Fair valuation of land(*)	3,816,293	927,141	2,889,152
Derecognition of financial assets	1,807,675	1,807,675	-
Capitalization of development costs	200,478	-	200,478
Employee benefits	-	186,978	(186,978)
Deferred tax on investments in equity and reclassification to non-current	(1,434,287)	(1,332,886)	(101,401)
Effect of the adoption of IFRS for jointly controlled entities and associates	155,163	-	155,163
Other	(95,064)	-	(95,064)
Tax-effect on adjustments	(141)	2,010	(2,151)
Total	(8,522,051)	(9,058,482)	536,431
Korean IFRS	₩ 96,778,599	₩ 33,318,214	₩ 63,460,385

(*) The adjustment includes the effect of deferred tax

(b) The effect of the adoption of Korean IFRS on financial position and comprehensive income of the Company as of and for the period ended March 31, 2009.

(In millions of Korean won)	Assets	Liabilities	Equity	Comprehensive income
Korean GAAP	₩ 109,844,525	₩ 45,191,537	₩ 64,652,989	₩ 1,487,474
Adjustments:				
Change in scope of consolidation	(12,455,090)	(10,046,940)	(2,408,150)	(34,871)
Fair valuation of land(*)	3,816,293	927,141	2,889,151	-
Derecognition of financial assets	1,158,334	1,158,334	-	-
Capitalization of development costs	198,730	-	198,730	(1,748)
Employee benefits	-	198,109	(198,109)	(11,131)
Deferred tax on investments in equity and reclassification to non-current	(1,728,273)	(1,645,747)	(82,526)	(18,875)
Effect of the adoption of IFRS for Jointly controlled entities and associates	145,494	-	145,494	(22,745)
Other	(87,929)	-	(87,929)	7,135
Tax-effect on adjustments	17	(815)	832	2,983
Total	(8,952,424)	(9,409,918)	457,493	(79,252)
Korean IFRS	₩ 100,892,101	₩ 35,781,619	₩ 65,110,482	₩ 1,408,222

(*) The adjustment includes the effect of deferred tax

(c) The effect of the adoption of Korean IFRS on financial position and comprehensive income of the Company as of and for the year ended December 31, 2009.

(In millions of Korean won)	Assets	Liabilities	Equity	Comprehensive income
Korean GAAP	₩ 118,281,488	₩ 45,227,196	₩ 73,054,292	₩ 9,700,671
Adjustments:				
Change in scope of consolidation	(10,120,256)	(7,372,830)	(2,747,426)	(399,759)
Fair valuation of land(*)	3,804,404	924,525	2,879,879	(9,273)
Derecognition of financial assets	754,969	754,969	-	-
Capitalization of development costs	214,451	-	214,451	13,973
Employee benefits	-	153,357	(153,357)	34,662
Deferred tax on investments in equity and reclassification to non-current	(874,056)	(564,016)	(310,040)	(137,875)
Effect of the adoption of IFRS for Jointly controlled entities and associates	266,742	-	266,742	105,779
Other	(143,058)	-	(143,058)	(60,894)
Tax-effect on adjustments	(4,895)	11,386	(16,281)	(4,524)
Total	(6,101,699)	(6,092,609)	(9,090)	(457,911)
Korean IFRS	₩ 112,179,789	₩ 39,134,587	₩ 73,045,202	₩ 9,242,760

(*) The adjustment includes the effect of deferred tax

(d) Adjustments to the statement of cash flows for the year ended December 31, 2009

According to Korean IFRS 1007, *Cash Flow Statements*, cash flows from interest, dividends received and taxes on income shall each be disclosed separately. The comparison year, 2009, is restated in accordance with Korean IFRS. There are no other significant differences between cash flows under Korean IFRS and those under previous Korean GAAP for the year ended December 31, 2009.

4. Inventories

Inventories, net of valuation losses, as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)

	2010	2009
Finished goods	₩ 3,676,219	₩ 3,010,502
Work in Process	2,119,453	1,901,363
Raw materials and supplies	3,513,867	3,188,373
Materials-in-transit	2,406,641	1,739,091
Total	₩ 11,716,180	₩ 9,839,329

As of March 31, 2010 and December 31, 2009, losses on valuation of inventories, amounted to ₩394,124 million and ₩369,033 million.

5. Non-current Available-for-Sale Financial Assets

Non-current available-for-sale financial assets as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	Detail	2010 Acquisition Cost	2010 Market Value or Net Book Value of investee	2010 Recorded Book Value	2009 Recorded Book Value
Listed equities [1]	(1)	₩ 540,905	₩ 1,572,285	₩ 1,572,285	₩ 1,229,669
Non-listed equities [1]		243,178	234,937	237,692	228,973
Corporate bonds and others		52,496	52,496	52,496	30,496
		₩ 836,579	₩ 1,859,718	₩ 1,862,473	₩ 1,489,138

[1] Excludes associates and joint ventures.

(1) Listed equities

Listed equities as of March 31, 2010 and December 31, 2009, consist of the following:
(In millions of Korean won, except for the number of shares and percentage)

	2010					2009
	Number of Shares Owned	Percentage of Ownership (%)	Acquisition Cost	Market Value of Investee	Recorded Book Value	Recorded Book Value
Samsung Heavy Industries	40,675,641	17.6	₩258,299	₩1,071,803	₩1,071,803	₩ 984,350
Samsung Fine Chemicals	2,164,970	8.4	45,678	109,980	109,980	101,862
Hotel Shilla	2,004,717	5.0	13,957	45,507	45,507	41,297
Cheil Worldwide	119,949	2.6	2,920	40,183	40,183	37,784
A-Tech Solution	1,592,000	15.9	26,348	35,900	35,900	32,636
Rambus	9,576,250	8.3	185,363	236,087	236,087	-
Others			8,340	32,825	32,825	31,740
			₩540,905	₩1,572,285	₩1,572,285	₩1,229,669

The differences between the acquisition cost and fair value of the investment is recorded under other reserves, a separate component of equity.

6. Associates and Joint Ventures

Changes in investments in associates and joint ventures for the three month ended March 31, 2010 and 2009, consist of the following:

(In millions of Korean won)

	2010	2009
Balance at January 1	₩ 7,334,705	₩ 5,912,930
Disposal of Associates and Joint Ventures	(2,463)	-
Share of profit (loss) [1]	461,694	327,977
Other equity movements [2]	(250,853)	(307,823)
Balance at March 31	₩ 7,543,083	₩ 5,933,084

[1] Share of profit/(loss) is after tax and non-controlling interest in associates

[2] Other equity movements include amounts received from dividend and changes in foreign currency exchange rates. During the three month ended March 31, 2010, the Company received Samsung SDS stock resulting from the merger between Samsung SDS and Samsung Networks. Other equity movements for the three month ended March 31, 2010 reflect the difference between fair value of Samsung SDS stock and book value of Samsung Networks stock.

7. Property, Plant and Equipment

Changes in property, plant and equipment for the three month ended March 31, 2010 and 2009, consist of the following:

(In millions of Korean won)

	2010	2009
Net book value at 1 January	₩ 43,560,295	₩ 46,276,757
Acquisition	4,141,530	1,737,699
Disposal /Impairment	(568,313)	(29,563)
Depreciation	(2,753,117)	(2,884,928)
Others [1]	(351,373)	1,562,206
Net book value at March 31	₩ 44,029,023	₩ 46,662,171

[1] Others include amounts from changes in foreign currency exchanges rates.

8. Intangible Assets

Changes in intangible assets for the three month ended March 31, 2010 and 2009, consist of the following:

(In millions of Korean won)

	2010	2009
Net book value at January 1	₩ 1,256,008	₩ 1,088,072
Acquisition	653,469	206,465
Disposal / Impairment	(6,733)	(4,884)
Amortization	(119,009)	(102,211)
Others [1]	(8,731)	30,667
Net book value at March 31	₩ 1,775,004	₩ 1,218,109

[1] Others include amounts from changes in scope of consolidation and changes in foreign currency exchanges rates.

9. Borrowings

Borrowings as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	**Financial institutions**	**Annual Interest Rates (%) as of March 31, 2010**	**2010**	**2009**
Current				
Collateralized borrowings	Woori Bank etc	0.7~1.6	₩4,702,252	₩5,119,362
Bank borrowings	Woori Bank etc	0.2~12.0	1,942,575	2,424,822
Others			96,638	235,823
			₩6,741,465	₩7,780,007
Current Portion of Non-current Borrowings				
Bank borrowings	Woori Bank etc		₩699,850	₩109,203
Finance lease liabilities	APCI etc		18,353	19,536
			₩718,203	₩128,739
Non-current				
Bank borrowings	Woori Bank etc	1.6~9.6	₩319,824	₩957,751
Finance lease liabilities	APCI etc	5.5~16.2	107,974	156,661
Others			37,797	41,682
			₩465,595	₩1,156,094

10. Debentures

Debentures as of March 31, 2010 and December 31, 2009, consist of the following:

(A) Korean won denominated debentures as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	**Due Date**	**Annual Interest Rates (%) as of March 31, 2010**	**2010**	**2009**
Samsung Mobile Display	2011.12.01	5.1	₩ 200,000	₩ 200,000
Less: Current maturities			(100,000)	(100,000)
			₩ 100,000	₩ 100,000

The debenture is issued by Samsung Mobile Display, one of SEC's domestic subsidiaries, and will be repaid at upon maturity.

(B) Debts denominated in foreign currencies as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	Due Date	Annual Interest Rates (%) as of March 31, 2010	2010	2009
US dollar denominated straight bonds	2027.10.1	7.7	₩101,772	₩105,084
Overseas subsidiaries				
US dollar denominated fixed rate notes	2030.3.31	7.0	28,270	29,190
			₩130,042	₩134,274
Less: Discounts			(5,654)	(5,838)
Current maturities			(4,031)	(4,253)
			₩120,357	₩124,183

US dollar straight bonds will be repaid annually for 20 years after a ten-year grace period from the date of issuance. Interests will be paid semi-annually.

US dollar floating rate bonds will be repaid at their maturity. SEC has provided guarantees over the overseas subsidiaries' bonds. Interests will be paid semi-annually.

11. Provisions

The changes in the main liability provisions during the three-month period ended March 31, 2010, are as follows:

(In millions of Korean won)

		2010					
	Ref.	Balance at January 1, 2010	Additional provisions	Unused amounts reversed	Used during year	Other[1]	Balance at March 31, 2010
Warranty	(A)	1,442,088	392,435	-	349,630	(62,494)	1,422,399
Royalty expenses	(B)	1,560,955	330,653	260,554	226,673	(13,877)	1,390,504
Long-term incentives	(C)	244,443	36,275	-	-	-	280,718

[1] Others include amounts from changes in consolidated subsidiaries and foreign currency exchange rates.

(A) The Company accrues warranty reserves for estimated costs of future service, repairs and recalls, based on historical experience and terms of guarantees (1~4 years).

(B) The Company makes provisions for estimated royalty expenses related to technical assistance agreements that have not been settled. The timing of payment depends on the settlement of agreement.

(C) The Company has a long-term incentive plans for its executives based on a three-year management performance criteria and has made a provision for the estimated incentive cost for the accrued period.

12. Commitments and Contingencies

(A) As of March 31, 2010, the Company is contingently liable for guarantees of indebtedness up to a limit of ₩138,800 million for employees' housing rental deposits.

(B) As of March 31, 2010, the Company's overseas subsidiaries enter into "Cash Pooling Arrangement" contracts and "Banking Facility" agreements with overseas financial institutions to provide mutual guarantees of indebtedness.

Area	Participating Subsidiaries	Financial Institutions
Europe	SEUK and 21 other subsidiaries	Citibank
Asia	SAPL and 8 other subsidiaries	Bank of America

(C) The United States Department of Justice Antitrust Division (the Justice Department), European Commission and other countries' anti-trust authorities initiated an investigation into alleged anti-trust violations by sellers of TFT-LCD and DRAM, including the Company and some of its foreign subsidiaries. Following the investigation by the Justice Department, several civil class actions with respect to the sales of TFT-LCD, DRAM, SRAM and Flash Memory were filed against the Company and its subsidiaries in the United States. As of balance sheet date, the outcome of the investigation and civil actions is uncertain and accordingly, the ultimate effect of this matter on the financial position of the Company cannot be determined.

(D) Based on the agreement entered on August 24, 1999, with respect to Samsung Motor Inc.'s ("SMI") bankruptcy proceedings, Samsung Motor Inc.'s creditors ("the Creditors") filed a civil action against Mr. Kun Hee Lee, former chairman of the Company, and 28 Samsung Group affiliates including the Company under joint and several liability for failing to comply with such agreement. Under the suit, the Creditors have sought ₩2,450 billion for loss of principal on loans extended to SMI, a separate amount for breach of the agreement, and an amount for default interest.

On January 31, 2008, Seoul Administrative Court made the ruling on this case. Under the ruling, Samsung Group affiliates were ordered to pay approximately ₩1,634 billion to the Creditors by

disposing 2,334,045 shares of Samsung Life Insurance Co., Ltd. (the "Shares") donated by Mr. Lee, excluding 1,165,955 shares already sold by the Creditors. In addition, Samsung Group affiliates were ordered to pay default interest on ₩1,634 billion at 6% per annum for the period from January 1, 2001, to the date of settlement.

The Company, other Samsung Group affiliates, Mr. Lee, and the Creditors all have appealed the ruling, and currently, the second trial for this case is pending at Seoul High Court. The ultimate outcome of this case cannot be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements cannot be reasonably determined.

(E) As of March 31, 2010, the Company was named as a defendant in legal actions filed by 32 overseas companies including BTG, and as the plaintiff in legal actions against 4 overseas companies including Spansion Inc. for alleged patent infringements. The ultimate outcome of this case cannot be determined at this time. Since the amount of Company's obligation is uncertain, the effects of this matter on the Company's financial statements cannot be reasonably determined.

(F) In addition to the cases mentioned above, the Company has been involved in various claims and proceedings during the normal course of business. The Company's management believes that, although the outcome of these matters is uncertain, the conclusion of these matters will not have a material adverse effect on financial position of the Company.

(G) On January 19, 2010, the Company and certain subsidiaries located in the United States, agreed to a settlement with Rambus Inc. Under the terms of the settlement, US $200 million will be paid to Rambus Inc. for dismissal of the anti-trust litigation and the alleged patent infringement regarding DRAM. The settlement also included a royalty agreement for which certain amounts will be paid to Rambus, Inc. for the next five years. For 2010 and the first two quarters of 2011, the future royalty payment will be US $25 million per quarter. For the remainder of the five year royalty period, the quarterly payment will be based on the Company's sales volume of related product, subject to certain minimum and maximum amounts.

In addition, the Company entered into an agreement on January 19, 2010 whereby the Company acquired approximately 8% of the outstanding common stock on Rambus Inc. for US $200 million. This acquisition prices also included a put option whereby the Company can put 50 percent of common stock purchased back to Rambus Inc. for a one-month period after the Company has held the common stock for 18 months after the initial purchase date. The put option amount is the amount that the Company initially paid for 50 percent of common stock. The Company is restricted from selling any of the Rambus Inc. common stock until after July 19, 2011.

13. Preferred Stock and Common Stock

Under its Articles of Incorporation, SEC is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock that are non-voting and entitled to a minimum cash dividend at 9% of par value.

As of March 31, 2010, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

SEC has issued global depositary receipts ("GDR") to overseas capital markets. The number of outstanding GDR as of March 31, 2010 and December 31, 2009, are as follows:

	2010		2009	
	Non-voting Preferred Stock	Common Stock	Non-voting Preferred Stock	Common Stock
Outstanding GDR				
- Share of Stock	3,516,992	8,658,887	3,519,155	8,921,328
- Share of GDR	7,033,984	17,317,774	7,038,310	17,842,656

14. Retained Earnings

Retained earnings as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	2010	2009
Legal reserve	₩ 450,789	₩ 450,789
Discretionary reserve:	62,693,841	54,229,792
Unappropriated	10,822,504	16,384,666
	₩ 73,967,134	₩ 71,065,247

15. Other Reserves

Other components of equity as of March 31, 2010 and December 31, 2009, consist of the following:

(In millions of Korean won)	2010	2009
Other Capital Surplus	₩ 664,599	₩ 658,274
Treasury stock	(8,349,636)	(8,404,791)
Foreign currency reserve	804,717	681,608
Other Accumulative	889,698	1,009,085
	₩ (7,450,838)	₩ (6,801,601)

16. Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three month ended March 31, 2010 and 2009, consists of the following:

(In millions of Korean won)	2010	2009
Wages and salaries	₩ 747,456	₩ 654,780
Pension expenses	30,812	28,006
Commission & service charges	1,521,891	1,215,576
Depreciation expenses	87,498	78,800
Amortization expenses	44,406	18,926
Advertising expenses	500,203	274,177
Sales promotion expenses	660,187	599,561
Transportation expenses	890,862	734,393
After service expenses	518,129	538,818
Public relation expenses	96,656	75,883
Others	443,201	529,356
	₩5,541,301	₩4,748,276

17. Other Operating Income and Expenses

Other operating income and expenses for the three month ended March 31, 2010 and 2009, consists of the following:

a. Other operating income

(In millions of Korean won)	2010	2009
Dividend income	₩ 28,593	₩ 23,491
Commission income	1,818	19,145
Rental income	18,401	19,578
Gain on disposal of investments	133,430	82
Gain on disposal of property, plant and equipment	152,005	7,428
Gain on transfer of business	179,418	-
Other	75,348	143,352
	₩ 589,013	₩ 213,076

b. Other operating expense

(In millions of Korean won)	2010	2009
Other bad debts expense	₩ 4,136	₩ 1,202
Loss on disposal of property, plant and equipment	40,287	15,358
Donations	44,243	12,563
Other	130,030	68,320
	₩ 218,696	₩ 97,443

18. Finance Income and Expenses

Finance income and expenses for the three month ended March 31, 2010 and 2009, consists of the following:

(In millions of Korean won)	2010	2009
Interest income	₩ 139,844	₩ 80,955
Foreign exchange gains	723,498	2,895,150
Gain on foreign currency translation	527,036	368,703
Other finance income	61,649	198,783
Finance income	1,452,027	3,543,591
Interest expense:	129,546	142,789
Foreign exchange losses	768,247	2,754,352
Loss on foreign currency translation	376,239	609,212
Other finance expenses	72,398	155,110
Finance expenses	₩ 1,346,430	₩ 3,661,463

19. Income Tax

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31, 2010 is 19.7% (the estimated tax rate for the three months ended March 31, 2009 was 27.5%).

20. Earnings Per Share

Basic earnings per share for the three month ended March 31, 2010 and 2009, is calculated as follows:

(In millions, except for share amounts)	2010	2009
Net income as reported on the statements of income	₩ 4,016,443	₩ 589,985
Adjustments:		
Dividends for preferred stock	(30,029)	(30,029)
Undeclared participating preferred stock dividend	(508,181)	(49,887)
Net income available for common stock	3,478,233	510,069
Weighted-average number of common shares Outstanding	128,336,091	127,100,357
Basic earnings per share (in Korean won)	₩ 27,103	₩ 4,013

Diluted earnings per share for the three month ended March 31, 2010 and 2009, is calculated as follows:

(In millions, except for share amounts)	**2010**	**2009**
Net income available for common stock	₩ 3,478,233	₩ 510,069
Net income available for common stock and common equivalent shares	3,478,233	510,069
Weighted-average number of shares of common stock and common shares equivalent	128,999,540	128,104,636
Diluted earnings per share (in Korean won)	₩ 26,963	₩ 3,982

21. Cash Generated from Operations

Cash flows from operating activities for the three month ended March 31, 2010 and 2009, consist of the following:

	2010	2009
Adjustments for:		
Tax expense	₩ 979,133	₩ 220,896
Finance income	(580,466)	(417,674)
Finance expense	438,058	801,984
Depreciation expense	2,753,117	2,884,928
Amortization	119,009	102,211
Bad debt expense	54,923	49,782
Gain/Loss on valuation of equity method	(461,694)	(50,970)
Gain on disposal of property, plant and equipment	(152,005)	(7,428)
Loss on disposal of property, plant and equipment	40,287	15,358
Loss from abandonment of inventories	194,543	30,581
Increase of provisions	1,440,654	988,288
Decrease of provisions	(260,554)	-
Other income and expense	63,703	121,599
Adjustments, total	₩ 4,628,708	₩ 4,739,555
Changes in net working capital:		
Increase in trade receivables	₩ (177,046)	₩(1,551,338)
Decrease (Increase) in other receivables	(85,129)	104,360
Decrease in advances	144,513	62,305
Decrease in prepaid expenses	448,423	191,649
Decrease in other current assets	50,174	245,186
Increase in inventories	(2,376,479)	(470,811)
Decrease (Increase) in other non-current assets	20,957	(124,082)
Increase in long-term prepaid expenses	(1,228,778)	(64,931)
Increase in trade payables	3,184,350	2,994,237
Increase (Decrease) in other payables	280,305	(1,512,354)

Increase (Decrease) in advance received	(636,175)	107,437
Increase (Decrease) in withholdings	(161,801)	161,466
Decrease in accrued expenses	(668,908)	(320,080)
Decrease in other current liabilities	(465,171)	(61,878)
Decrease in provisions	(678,412)	(999,999)
Increase in long-term other payables	462,139	35,396
Payment of severance benefits	(199,734)	(292,953)
Decrease (Increase) in severance benefit deposit	(657,749)	31,319
Increase in other non-current liabilities	81,834	235,698
Changes in net working capital, total	₩(2,662,687)	₩(1,229,373)

Samsung Electronics Co., Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. Segment Information

The chief operating decision maker has been identified as the Management Committee. The Management Committee is responsible for making strategic decisions based on review of the group's internal reporting. The management committee has determined the operating segments based on these reports.

The Management Committee reviews operating profit of each operating segment in order to assess performance and make decisions about resources to be allocated to the segment.

The operating segments are product based and include Digital media, Telecommunication, Semiconductor, LCD and others.

1) 3 months ended March 31, 2010

(In millions of Korean won)

	2010 Summary of Business by Segment								
	SET			Device					
	Digital Media	Tele-Communication	Others	Semiconductor	LCD	Others	Others	Elimination	Consolidated
Gross sale	₩ 28,520,079	₩ 18,286,537	₩ 231,005	₩ 15,847,841	₩ 14,498,836	₩ (121,904)	₩ 5,884,335	₩(48,508,659)	₩34,638,070
Intersegment sales	(15,910,529)	(9,104,479)	(86 ,182)	(7,642,913)	(7,648,495)	(18,726)	(8,097,335)	48,508,659	-
Net sales	12,609,550	9,182,058	144,823	8,204,928	6,850,341	(140,630)	(2,213,000)	-	34,638,070
Operating profit[1]	518,709	1,104,463	(16,501)	1,995,218	491,096	(43,144)	355,771	-	4,405,612
Total assets	₩ 41,915,000	₩ 33,017,800	₩ 12,502,100	₩ 47,136,100	₩ 26,496,900	₩ 3,686,400	₩ 2,497,800	₩(52,156,305)	₩115,095,795

[1] Operating profit of each segment is inclusive of all consolidation eliminations.

Inter-segment sales transactions took place with terms similar to transactions with independent third parties.

2) 3 month ended March 31, 2009

(In millions of Korean won)

	2009 Summary of Business by Segment								
	SET			Device					
	Digital Media	Tele-communication	Others	Semiconductor	LCD	Others	Others	Elimination	Consolidated
Gross sale	₩ 24,570,151	₩ 17,383,841	₩ 4,283,514	₩ 10,299,056	₩ 10,511,226	₩ (1,306,778)	₩ 2,086,951	₩(39,157,000)	₩ 28,670,961
Intersegment sales	(13,900,941)	(8,628,259)	(3,782,212)	(5,089,599)	(5,629,157)	1,306,828	(3,433,660)	39,157,000	-
Net sales	10,669,210	8,755,582	501,302	5,209,457	4,882,069	50	(1,346,709)	-	28,670,961
Operating profit[1]	471,041	1,122,451	(88,363)	(705,204)	(276,343)	1	69,438	-	593,021
Total assets	₩ 38,934,797	₩ 28,326,055	₩ 2,474,744	₩ 41,524,710	₩ 26,798,551	₩ 231,571	₩ 9,258,040	₩(46,656,367)	₩100,892,101

[1] Operating profit of each segment is inclusive of all consolidation eliminations.

Inter-segment sales transactions took place with terms similar to transactions with independent third parties.

23. Related-Party Transactions

1) Associates

The principal associate companies are Samsung SDI, Samsung Electro-mechanics, Samsung SDS, Samsung Techwin and Samsungcard.

Transactions with associates for the three month ended March 31, 2010 and 2009, and the related receivables and payables as of March 31, 2010 and December 31, 2009, are as follows:

(In millions of Korean won)		2010		2009
Inter-company transactions				
Sales	₩	324,709	₩	48,304
Purchases		1,143,414		1,259,961
Receivables and Payables				
Receivables		104,771		85,865
Payables		780,759		925,106

2) Joint ventures

The principal joint venture companies are Samsung Thales and Samsung Siltronic Wafer.

Transactions with joint venture partners for the three month ended March 31, 2010 and 2009, and the related receivables and payables as of March 31, 2010 and December 31, 2009, are as follows:

(In millions of Korean won)		2010		2009
Inter-company transactions				
Sales	₩	1,616,908	₩	636,776
Purchases		2,265,457		1,776,640
Receivables and Payables				
Receivables		877,579		793,098
Payables		906,029		753,589

3) Key management compensation

The compensation paid or payable to key management for employee services for the three month ended March 31, 2010 and 2009, is shown below :

		2010		2009
(In millions of Korean won)				
Salaries and other short-term benefits	₩	1,973	₩	736
Termination benefits		658		145
Other long-term benefits		679		702

4) Other related parties

Samsung Everland and Samsung Petrochemical are determined to be related parties.

Transactions with other related parties for the three month ended March 31, 2010 and 2009, and the related receivables and payables as of March 31, 2010 and December 31, 2009, are as follows:

	2010	2009
Inter-company transactions		
Sales	₩ 1,175	₩ 1,198
Purchases	75,213	72,685
Receivables and Payables		
Receivables	214,139	213,904
Payables	51,562	61,415

24. Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk arises from currency risk, interest rate risk and fair value risk associated with investments etc. The Company has a risk management program in place to monitor and actively manage such risks.

The Company's financial assets that are under financial risk management are composed of cash and cash equivalents, short-term financial instruments, available-for-sale securities, accounts & notes receivable and other accounts receivable. The Company's financial liabilities under financial risk management are composed of accounts payable & other payable, borrowings and bonds etc.

(1) Market risk

(a) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from international operations and transactions with different foreign currencies. Most widely used foreign currencies are the US Dollar, EURO and Japanese Yen. Foreign exchange risk management is carried out by considering the nature of the businesses and using risk management tools. The Company operates a system to manage receivables and payables denominated in foreign currencies. The risks of foreign currency exposure to receivables and payables are periodically evaluated, managed and reported through the system.

(b) Equity Price risk

The Company's investment portfolio consists of direct and indirect investments in listed and non-listed securities. The market values of the Company's equity investments as of March 31, 2010 and December 31, 2009 are ₩ 1,807,222 million and ₩ 1,444,091 million respectively. Refer to Note 5.

(c) Interest rate risk

The Company is exposed to interest rate risk fluctuations since the value of financial statement line items and interest income or expenses changes as a result of investment risk. The Company's position with regard to interest rate risk exposure is mainly related to debt obligations such as bonds and interest-bearing deposits and investments.

(2) Credit risk

Credit risk arises in connection with the normal course of transactions and investing activities, where clients or other parties fail to discharge an obligation. The Company monitors and sets the counterparty's credit limit on a periodic basis based on the counterparty's financial conditions, default history and other important factors.

There were no significant loans or other receivables overdue or subject to impairment, included in accounts receivables or other financial instruments. The Company has evaluated there is no indication of default by any of its counterparties.

Credit risk arises from cash and cash equivalents, savings and derivative instruments transactions with financial institutions. To mitigate or eliminate certain of those exposures, the Company transacts only with highly rated financial institutions.

(3) Liquidity risk

The Company manages its liquidity risk to maintain adequate net working capital by constantly managing projected cash flows. Beyond effective working capital and cash management, the Company mitigates liquidity risk by factoring or issuing ABS (Asset-Backed Security) to highly rated financial instructions. In addition, the Company contracts with financial institutions with respect to bank overdrafts, Cash Pooling or Banking Facility agreement for efficient management of funds.

(4) Capital risk management

The object of capital management is to maintain sound capital structure. The Company's capital management considers the Company's debt ratio, computed by dividing total liabilities by total equity disclosed in consolidated financial statements.

The Company's debt ratio as of as of March 31, 2010 and December 31, 2009 is as follows;

(In millions of Korean won, %)

		2010.3.31		**2009.12.31**
Liabilities	₩	39,856,847	₩	39,134,587
Equity		75,238,948		73,045,202
Debt Ratio		53		54

25. Events after the Reporting Period

The Company acquired Samsung Digital Imaging Co., Ltd. with a closing date of April 1, 2010 to improve shareholders' value through enhancement of business efficiency and maximization of synergy effect with other existent businesses. The acquisition of Samsung Digital Imaging Co., Ltd. was approved by the Board of Directors of the Company on December 15, 2009.

(1) Overview of the acquired company

Name of the acquired company	Samsung Digital Imaging Co., Ltd.
Headquarters location	Suwon-si, Gyeonggi-do
Representative director	Sang-Jin Park
Classification of the acquired company	Listed company in the Korea stock exchange
Former relationship with the Company	An associated company

(2) Terms of the business combination

The shareholders of Samsung Digital Imaging Co., Ltd. received 0.0577663 shares of the Company's common stock for each share of Samsung Digital Imaging Co., Ltd. common stock owned on the closing date. The Company transferred its treasury stocks to the shareholders of Samsung Digital Imaging, instead of issuing new stocks to them.

(3) Purchase price allocation

Classification		Amount (in millions of KRW)
Ⅰ. Considerations transferred		
Fair value of consideration transferred (*1)	₩	812,154
Fair value of previously held equity interest in the acquiree (*2)		278,949
Total	₩	1,091,103
Ⅱ. Identifiable assets and liabilities		
Cash and cash equivalents		63,470
Trade and other receivables (*3)		290,407
Inventories		88,133
Property, plant, and equipment		40,678
Intangible assets		307,454
Other financial assets		75,202
Trade and other payables		(213,454)
Short-term borrowings		(83,660)
Long-term trade and other payables		(62,125)
Retirement benefit obligation		(24,574)
Deferred income tax liabilities		(14,711)
Total	₩	466,820
Ⅲ. Goodwill		24,283

(*1) The Company transferred its treasury stocks to the shareholders of Samsung Digital Imaging Co., Ltd and remeasured the transferred treasury stock at its acquisition-date fair value. The Company recognized KRW 398,090 million of gain on disposal.

(*2) The Company held 25.5% of equity interest in Samsung Digital Imaging Co.,Ltd. and remeasured its previously held equity interest at its acquisition-date fair value. Accordingly, the Company recorded resulting gain of KRW 216,747 million.

(*3) Fair value of acquired trade and other receivables include trade receivables amounting to KRW 274,369 million. Total nominal amount of the receivables is KRW 290,407 million, and none of them are expected to be uncollected.

The revenue and profit or loss of the combined entity for the three month period ended March 31, 2010 would have been KRW 421,513 million and KRW 14,753 million respectively, as if the acquisition date for the business combination had been as of January 1, 2010.